SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                 (Amendment No.                )*




                    Alpine Lace Brands, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            020837100
                         (CUSIP Number)




Check  the  following  box  if a fee  is  being  paid  with  this
statement  [X].   (A fee is not required only if the filing  person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP NO.   020837100

   (1) Names of Reporting Persons.  S.S. or I.R.S. Identification
       Nos. of Above Persons:  Palisade Capital Management,
       L.L.C., Tax ID #: 22-3330049

   (2) Check the Appropriate Box if a Member of a Group
       (See Instructions)                           (a)
                                                    (b)

   (3) SEC Use Only

   (4) Citizenship or Place of Organization:  New Jersey

   Number of Shares Beneficially Owned by   (5) Sole Voting
   Each Reporting Person                        Power:              331,956

                                            (6) Shared Voting
                                                Power:                 --

                                            (7) Sole Dispositive
                                                Power:              331,956

                                            (8) Shared Dispositive
                                                Power:                 --


   (9) Aggregate Amount Beneficially Owned by Each Reporting
       Person: 331,956*
       * The reporting person has the right to acquire the 331,956 shares upon conversion of $2,250,000 principal amount of convertible bonds issued by Alpine Lace Brands, Inc.

 (10)  Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)

 (11)  Percent of Class Represented by Amount in Row (9): 6.2%

 (12)  Type of Reporting Person (See Instructions): IA

 Item 1(a). Name Of Issuer:  Alpine Lace Brands, Inc.

 Item 1(b). Address of Issuer's Principal Executive Offices:
            111 Dunell Road, Maplewood, New Jersey   07040

 Item 2(a). Name of Person Filing:  Palisade Capital Management,
             L.L.C.*

     * The shares reflected in this Schedule were formerly included in a report filed by the Whiffletree Division of Smith Barney. Effective April 10, 1995, the client accounts for which the shares of the Issuer were acquired were transferred to the reporting person.

 Item 2(b). Address of Principal Business Office or, if None, Residence:
      One Bridge Plaza, Suite 695, Fort Lee, NJ  07024

 Item 2(c). Citizenship:  New Jersey

 Item 2(d).  Title of Class of Securities:  Common Stock

 Item 2(e).  CUSIP No.:  020837100

 Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

     (a)   [      ] Broker or Dealer registered under Section 15 of the Act.

     (b)   [      ] Bank as defined in  section 3(a)(6) of the Act.

     (c)   [      ] Insurance company as defined in section 3(a)(19) of the
Act.

     (d)   [      ] Investment Company registered under section 8 of the
Investment Company Act.

     (e)  [   X   ] Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940.

     (f)  [       ] Employee Benefit Plan, Pension Fund which is subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

     (g)   [       ]  Parent Holding Company, in accordance with Rule
13d-1(b)(ii)(G) (Note:  See Item 7).

     (h)  [       ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4.  Ownership

     (a)   Amount Beneficially Owned (as of April 10, 1995)

           331,956*

           * The reporting person has the right to acquire the 331,956 shares upon conversion of $2,250,000 principal amount of convertible bonds issued by Alpine Lace Brands, Inc.

      (b)  Percent of Class (as of April 10, 1995): 6.2%

      (c)  Number of Shares as to which such person has:

           (i)   sole power to vote or to direct the vote       331,956

           (ii)  shared power to vote or to direct the vote       --

           (iii) sole power to dispose or to direct the
                 disposition of                                  331,956

           (iv)  shared power to dispose or to direct the
                 disposition of                                     --

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [      ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

       Upon conversion of the convertible bond, the shares beneficially owned by the reporting person will held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment
discretion.   No  other person would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,
such shares.   No  other person's interest would relate to  more  than five percent of the class. No client account would contain more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company.    N/A

Item 8.  Identification and Classification of Members of the Group   N/A

Item 9.  Notice of Dissolution of Group   N/A

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              August 29, 1995
                              (Date)


                              PALISADE CAPITAL MANAGEMENT, L.L.C.



                              By: /s/ Steven Berman
                                     (Signature)



                              Steven Berman/Member
                              (Name/Title)